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UI 04016344

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BNP Paribas Brokerage Services, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Croton Road
(No. and Street)

King of Prussia (City) **Pennsylvania** (State) **19406** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey N. Polakowski **(610) 491-1400**
(Area Code - Telephone No.)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH. D.C. 188

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	**NY**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

8323

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

OATH OR AFFIRMATION

I, **John W. Pirner**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BNP Paribas Brokerage Services, Inc.**, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Carol A. Herm, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires July 5, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNP Paribas Brokerage Services, Inc.

(A wholly owned subsidiary of BNP PARIBAS)

Statement of Financial Condition

December 31, 2003

BNP Paribas Brokerage Services, Inc.
(A wholly owned subsidiary of BNP PARIBAS)
Index
December 31, 2003

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
BNP Paribas Brokerage Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Brokerage Services, Inc. (a wholly owned subsidiary of BNP PARIBAS) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

BNP Paribas Brokerage Services, Inc.
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2003

Assets		
Cash		$ 6,869,123
Short-term investments, pledged		29,970,617
Cash, marketable securities and securities purchased under agreements to resell, segregated under federal and other regulations		489,096,692
Marketable securities owned		
Pledged	$ 233,773,868	
Other	25,245,337	259,019,205
Receivable from customers		43,447,496
Receivable from brokers, dealers and clearing organizations		65,325,866
Securities borrowed		2,502,591,003
Receivable from affiliates		576,062,078
Exchange memberships, at adjusted cost (market value $6,686,200)		4,911,500
Furniture, fixtures and leasehold improvements at cost (less accumulated depreciation and amortization of $2,507,952)		831,353
Current income taxes receivable		1,490,568
Deferred tax asset		1,572,759
Other assets		3,102,427
Total assets		$ 3,984,290,687
Liabilities and stockholder's equity		
Liabilities		
Bank loans		$ 229,001,409
Securities loaned		212,757,474
Payable to customers		487,274,892
Payable to non-customers		374,861
Payable to brokers, dealers and clearing organizations		19,169,953
Payable to affiliates		2,946,695,193
Accrued expenses and other liabilities		13,329,472
		3,908,603,254
Subordinated borrowings		45,000,000
Stockholder's equity		30,687,433
Total liabilities and stockholder's equity		$ 3,984,290,687

The accompanying notes are an integral part of this financial statement.

1. Organization

BNP Paribas Brokerage Services, Inc. (the "Company") is a wholly owned subsidiary of BNP PARIBAS ("BNP" or "the Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). In addition, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange ("AMEX"), the Chicago Mercantile Exchange ("CME"), the Chicago Board Options Exchange ("CBOE"), the Chicago Board of Trade ("CBOT") and the International Securities Exchange ("ISE"). The Company executes securities and commodities transactions on the NYSE, AMEX, CME, CBOE, CBOT and the ISE primarily for affiliated companies and clears such transactions through the respective clearing corporations responsible for such activities.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies.

Commissions, Brokerage and Exchange Revenues and Expenses

Commissions, brokerage and exchange revenues and related expenses from securities and commodities transactions executed as agent are recorded on the trade date. Commodity commissions are recorded on the half-turn basis.

Interest Income/Interest Expense

Interest income/interest expense is accrued in accordance with contractual rates. Interest income is earned on investments in U.S. Treasury obligations and agency securities, money market funds, securities borrowed transactions, securities purchased under agreements to resell segregated pursuant to federal regulations, overnight investments with the Parent and loans to affiliates. Interest expense is incurred on securities loaned transactions, short-term bank loans from the Parent, subordinated debt and amounts due to affiliates and customers for the cash balances in their trading accounts.

Exchange Memberships

Exchange memberships are recorded at cost, less any writedowns for other than temporary impairments.

Resale Agreements

Securities purchased under agreement to resell, segregated pursuant to federal regulations ("resale agreements") are treated as collateralized financing transactions and are carried at the amounts at which the securities were initially acquired. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities, which are U.S. Government and agency securities, as compared to the related receivable plus accrued interest and, as necessary, requests additional collateral.

Depreciation and Amortization

Depreciation on furniture and fixtures is provided on a straight-line basis over periods ranging from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the estimated useful life of the improvement and the remaining term of the lease.

Income Taxes

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized.

Short-Term Investments and Marketable Securities

Marketable securities principally consist of money market funds. Short-term investments have maturities of less than one year. This short-term investment consist of a U.S. Treasury obligation with less than ninety days to maturity that is held with one major financial institution. Short-term investments and marketable securities are recorded on the trade date.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded, as necessary. Substantially all of the Company's securities borrowed and securities loaned transactions are with an affiliated entity.

Foreign Currencies

The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers or counterparties also in foreign currencies. These currencies are translated at closing rates of exchange at December 31, 2003.

Securities Received From Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected on the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

3. Related Parties

The Company transacts its securities and commodities business primarily with the Parent and its affiliates. A summary of significant transactions follows:

(a) At December 31, 2003, the Company had an informal line of credit facility from the Parent, which has been capped by the Parent at $300 million. Borrowings under this informal line of credit bear a variable rate of interest ranging from 1/16% to 1/2% over the Parent's effective borrowing rate with the Federal Reserve Bank. Maximum borrowing under this and preceding credit facilities during the year was approximately $382 million. At December 31, 2003, the Company had an unsecured borrowing of $229,001,409 maturing on January 2, 2004 which bears interest at a rate of 1.1%.

(b) Receivable from affiliates consists primarily of one affiliate of approximately $558 million of securities trading-related balances from such affiliate.

(c) Payable to affiliates consists of balances in trading accounts for the Company and its customers maintained by such affiliates in the amount of $2,946,172,667 and certain nontrading-related payables.

(d) Securities borrowed and loaned consists of balances with an affiliate.

4. Fair Value of Financial Instruments

SFAS No. 107 entitled, *Disclosures about Fair Value of Financial Instruments*, requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities which are considered to be financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing. Therefore for items defined as financial instruments, their carrying amounts approximate their fair value.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes transactions on behalf of affiliates and customers. If the transactions do not settle because of failure to perform by either the affiliate or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security or commodity is different from the contract amount of the transaction. The Company does not expect nonperformance by affiliates or counterparties.

The Company's affiliate and customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' and customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate and customer to deposit additional collateral or to reduce positions when necessary.

The Company's affiliate and customer financing and securities settlement activities require the Company to pledge affiliate and customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return affiliate and customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its affiliate and customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. Collateral Arrangements

At December 31, 2003, the approximate market value of collateral received in securities borrowed transactions that can be sold or repledged by the Company was $2.5 billion. In addition, securities in customer and affiliate accounts with a fair value of approximately $7.3 billion can be sold or repledged by the Company. At December 31, 2003, the Company has pledged $160 million of affiliate securities to various clearing organizations for margin purposes. At December 31, 2003, the approximate market value of collateral received that was sold or repledged by the Company was $208 million of securities loaned and $2.5 billion to effect deliveries at clearing corporations.

The Company has pledged short-term investments and marketable securities of $29,970,617 and $233,773,868, respectively. Such securities are pledged for margin purposes to various clearing organizations.

7. Income Taxes

The Company has net operating loss carryforwards for state and local tax purposes of $1,480,790, of which will expire in 2023.

At December 31, 2003, the Company's deferred tax asset of $1.6 million is due to temporary differences between tax and accounting results arising primarily from a write-down of exchange memberships, a net state and local operating loss carryforward and deferred compensation. The Company has not recorded a valuation allowance against the deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future.

8. Employee Benefit Plans

The Company's employees participate in various plans sponsored by the Parent.

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions.

Noncontributory defined benefit pension plans cover most regular employees of the Company. There is no separate plan solely for the employees of the Company. At December 31, 2003 the defined benefit plan was underfunded by approximately $30.5 million.

9. Subordinated Borrowings

The Company has three subordinated loan agreements totaling $45,000,000 with affiliates. The borrowing for $25,000,000 bears interest at the three month London Interbank Offered Rate plus one half of one percent and matures on March 31, 2004. A borrowing for $10,000,000 bears interest at the three month London Interbank Offered Rate plus one half of one percent and matures on June 30, 2005. Another borrowing for $10,000,000 bears interest at the three month London Interbank Offered Rate plus one half of one percent and matures on June 30, 2006. The subordinated loans have been approved by the NYSE and CME and are available in computing the Company's net capital under SEC Rule 15c3-1 and CFTC Regulation 1.17. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 4% of the funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. The Company is required to maintain net capital in accordance with Rule 15c3-1 or CFTC Regulation 1.17, whichever is greater. At December 31, 2003, the higher net capital requirement was CFTC Regulation 1.17. At December 31, 2003, the Company had net capital of $43,896,353 which was $25,417,208 in excess of required net capital.

11. Cash and Securities Segregated under Federal and Other Regulations

A U.S. Treasury Note purchased under agreement to resell with a market value of $22,015,489 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash of $163,946 and marketable securities owned with a market value of $466,917,142 has been segregated under the Commodities Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2003, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve requirement and amounts held on deposit in the Reserve Bank account were $0 and $115, respectively.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors
and Stockholder of
BNP Paribas Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of BNP Paribas Brokerage Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
(5) Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
(6) Making the daily computations of the segregation requirements of Section 4d(2) of the Commodities Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
(7) Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2004